British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.	INCORPORATED AS PART OF

	X	Schedule A

Schedule B
(place X in an appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
Teryl Resources Corp.	February 28, 2001	01/04/30

ISSUER'S ADDRESS	185 - 10751 Shellbridge Way

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
Richmond	BC	V6X 2W8	604-278-3409	604-278-5996
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
John G. Robertson	President			604-278-5996
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
john@ihiway.com	www.terylresourcs.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"John G. Robertson"	John G. Robertson	01/04/30
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

"Jennifer Lorette"	Jennifer Lorette	01/04/30
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended February 28, 2001

(Unaudited)
(Prepared by Management)

TERYL RESOURCES CORP.
CONSOLIDATED BALANCE SHEET
for the nine months ended February 28, 2001
(Unaudited)
(Prepared by Management)

	2001	2000
	$	$

ASSETS

Current Assets:
Cash	8,867	194,639
Accounts and accrued receivables	2,888	656
Prepaid expense	1,258	1,253
Advances to related companies - Note 3	1,513	284,016
	14,526	480,564
Investments - Note 4	4,025	29,445
Office Equipment - net of accumulated amortization	6,414	8,017
Oil and Gas Interests	4,606	11,531
Mineral properties	168,413	238,503
Deferred exploration expenses	1,177,411	1,250,505
Incorporation	1,379	1,379
	1,376,774	2,019,944
LIABILITIES
Current
Accounts payable	21,755	37,053
Accrued liabilities	8,032	18,033
Debenture and accrued interest payable	175,729	161,032
Estimated liability for income and capital taxes	820	798
Advances from related companies - Note 5	250,607	334,690
	456,943	551,606
SHAREHOLDERS' EQUITY
Capital stock - Note 6	6,020,427	5,994,927
Subscriptions received	146,044	146,044
Deficit	(5,246,640)	(4,672,633)
	919,831	1,468,338
	1,376,774	2,019,944

Approved by the Directors:

“JOHN ROBERTSON”                                                      J. Robertson

“JENNIFER LORETTE”                                                     J. Lorette

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENT OF INCOME AND EXPENSES
for the nine months ended February 28, 2001
(Unaudited)
(Prepared by Management)

	2001	2000
	$	$
Revenue	23,243	6,900
Expenses
Operating Expenses	23,215	3,863
Depletion of wells	5,042	5,650
	28,257	9,513
Net Loss from Oil and Gas Operations	(5,014)	(2,613)
Proceeds from option agreements	52,598	-
Interest earn	2,734	349
	50,318	(2,264)
Expenses
Accounting and legal	8,886	11,869
Amortization	1,132	1,415
Bank charges	731	617
Consulting	7,513	-
Filing fees	5,892	7,844
Franchise tax	-	2,678
Interest on debenture	10,992	11,032
Management and directors fees	22,500	22,500
Office, rent and secretarial	45,197	16,539
Publicity, promotion and investor relations	508	3,502
Printing	-	2,146
Telephone	21,548	-
Transfer agent fees	2,826	4,648
Web site expense	-	7,167
	127,725	91,957
Net loss for the period	(77,407)	(94,221)
Other
Gain on sale of marketable security	222,407	242,026
Foreign exchange (loss)/gain	324	(4,143)
Net Income for the period	145,324	143,662
Deficit, beginning of the period	(5,391,964)	(4,816,295)
Deficit, end of the period	(5,246,640)	(4,672,633)
Gain per share	.006	.006

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENT OF DEFERRED EXPLORATION EXPENDITURES
for the nine months ended February 28, 2001
(Unaudited)
(Prepared by Management)

	2001	2000
	$	$
Exploration Expenditures
Professional fees and wages	5,070	-
Assays and maps	-	588
Drilling	-	52,240
Legal ,recording and registry	-	23,647
	5,070	76,475
Gil Venture:
Phase II exploration	134,315	11,609

Deferred expenditures for the period	139,385	88,084
Deferred expenditures, beginning of period	1,038,026	1,162,421
Deferred expenditures , end of period	1,177,411	1,250,505

Allocation of Deferred Expenditures
Stepovitch Lease	1,001	1,001
Amad property	-	307,524
Westridge property	267,763	284,173
Silverknife claims	-	8,060
Gil Venture	908,647	649,747
	1,177,411	1,250,505

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
for the nine months ended February 28, 2001
(Unaudited)
(Prepared by Management)

	2001	2000
	$	$
Cash provided by (used in)
Operations
Net Income	145,324	143,662
Items not involving cash:
Gain on sale of marketable securities	(222,407)	(242,026)
Depletion of wells	5,042	5,650
Amortization	1,132	1,415
Changes in non-cash working capital items	378	(16,815)
	(70,531)	(108,114)
Financing
Sale proceeds of marketable securities	240,123	252,877
Advances from related companies	(33,065)	15,829
	207,058	268,706
Investing
Mineral property interest - option payments	-	36,277
Deferred exploration and development expenses	(139,385)	(88,084)
	(139,385)	(51,807)
(Decrease)Increase in Cash	(2,858)	108,785
Cash , beginning of period	11,725	85,854
Cash , end of Period	8,867	194,639

TERYL RESOURCES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended February 28, 2001
(Unaudited)
(Prepared by Management)

1.	Nature of Operations

The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. At February 28, 2001, the Company was in the exploration stage and had interests in properties in British Columbia, Canada, Alaska and Texas.

The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development, and future profitable production or disposition thereof.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2.	Interim Reporting

While the information presented in the accompanying interim nine months financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. All adjustments are of a normal recurring nature. It is suggested that these interim financial statements be read in conjunction with the Company’s May 31, 2000 annual financial statements.

3.	Advances to Related Companies consist of the following:	2001	2000
	Flame Petro-Minerals Corp.	891	891
	Blue Crow Internet Co. Ltd	621	621
	REGI U.S., Inc.	-	17
	International Diamond Syndicate Ltd.	1	282,487
		1,513	284,016

4.	Investments

	2001		2000
	Number of		Number of
	Shares	Cost	Shares	Cost
Balance, beginning of the period	85,820	$21,742	144,820	$40,295
Disposition	69,900	17,717	59,000	10,850
Balance, end of period	15,920	$4,025	85,820	$29,445
Market value		$3,494		$357,703

TERYL RESOURCES CORP.
Notes to the Consolidated Financial Statements
For the nine months ended February 28, 2001
(Unaudited)
(Prepared by Management)

4.	Investments

The investments include 15,880 shares of LinuxWizardry Systems Inc., a company currently listed on the Alberta Stock Exchange valued at $4,024 ( 2000 - 85,780 shares value $25,845 ) and 40 shares of International Diamond Syndicate Ltd. valued at $1 ( 2000 - 40 shares valued at $3,600),a private company having no quoted market value.The Company owns 40% of the issued shares of International Diamond Syndicate Ltd. and management feels the value of its investment exceeds the cost of the shares.

5.	Advances from Related Companies consist of the following:	2001	2000
	Access Information Systems Inc.	24,496	24,496
	IAS Communications Inc.	621	621
	JGR Petroleum Inc.	47,937	47,937
	Rainbow Network	43,046	43,046
	Reg Technologies Inc	-5,594	78,223
	SMR Investments Ltd.	140,101	140,367
		250,607	334,690

6.	Share Capital
Authorized :

30,000,000 common shares without par value.
5,000,000 preferred shares - non-voting $1 Par Value

	2001		2000

	Number of		Number of
Issued	Shares	Amount	Shares	Amount

Balance, beginning and end of period	23,033,238	$ 6,020,427	22,958,238	$ 5,994,927

7.	Related Party Transactions

During the period, the Company accrued $36,000 (2000 - $36,000) for management fees, rent and secretarial services to a company controlled by a director of the Company.